						Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred

						30-Jun

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$94,310	$103,671	$119,484	$116,803	$136,967	$144,597
Interest applicable to rentals	12,099	6,810	4,103	4,269	3,928	3,725

Total fixed charges, as defined	$106,409	$110,481	$123,587	$121,072	$140,895	$148,322

Preferred distributions, as defined (a)	10,067	8,295	8,474	11,297	11,297	11,297

Combined fixed charges and preferred distributions, as defined	$116,476	$118,776	$132,061	$132,369	$152,192	$159,619

Earnings as defined:
Net Income	$157,543	$232,845	$231,435	$473,923	$281,081	$223,825
Add:
Provision for income taxes:
Total Taxes (Benefit)	70,648	45,050	66,546	(370,211)	(128,922)	74,601
Fixed charges as above	106,409	110,481	123,587	121,072	140,895	148,322

Total earnings, as defined	$334,600	$388,376	$421,568	$224,784	$293,054	$446,748

Ratio of earnings to fixed charges, as defined	3.14	3.52	3.41	1.86	2.08	3.01

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.87	3.27	3.19	1.70	1.93	2.80

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.